Quest Capital Corp.

Consolidated Financial Statements
December 31, 2007 and 2006
(expressed in thousands of Canadian dollars)

Management’s Responsibility for Financial Reporting

The accompanying consolidated financial statements of the Company have been prepared by management in accordance with Canadian generally accepted accounting principles and reconciled to United States generally accepted accounting principles.  These consolidated financial statements contain estimates based on management’s judgement. Management maintains an appropriate system of internal controls to provide reasonable assurance that transactions are authorized, assets safeguarded, and proper records maintained and that financial information is accurate and reliable.

The Audit Committee of the Board of Directors, which is composed of independent directors, reviews the results of the annual audit and the consolidated financial statements prior to submitting the consolidated financial statements to the Board for approval.

The Company’s auditors, PricewaterhouseCoopers LLP, are appointed by the shareholders to conduct an audit and their report follows.

“Brian E. Bayley”	“Narinder Nagra”

Chief Executive Officer	Chief Financial Officer

Vancouver, BC, Canada

March 14, 2008

Management’s Report on Internal Control over Financial Reporting

The Company’s management is responsible for establishing and maintaining adequate internal control over financial reporting.  Management assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2007.  Management used the Committee of Sponsoring Organizations of the Treadway Commission (COSO) framework to assess the effectiveness of the Company’s internal control over financial reporting.  Based on that assessment, management concluded that the Company’s internal control over financial reporting was effective as of December 31, 2007.

Based on management’s assessment, there were no material weaknesses in the Company’s internal control over financial reporting as of December 31, 2007.

PricewaterhouseCoopers LLP, independent auditors, who have audited and issued a report on the consolidated financial statements of the Company for the year ended December 31, 2007, have also issued an attestation report on management’s assessment of the Company’s internal control over financial reporting.  This attestation report follows.

“Brian E. Bayley”	“Narinder Nagra”
Chief Executive Officer	Chief Financial Officer

Vancouver, BC, Canada

March 14, 2008

Independent Auditors’ Report
To the Shareholders of Quest Capital Corp.

We have completed an integrated audit of Quest Capital Corp.s’ 2007 consolidated financial statements and of its internal control over financial reporting as of December 31, 2007, and the audits of Quest Capital Corp.’s consolidated financial statements for 2006 and 2005. Our opinions, based on our audits, are presented below.

Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of Quest Capital Corp. as at December 31, 2007 and December 31, 2006, and the related consolidated statements of earnings, retained earnings and cash flows for each of the years in the three years period ended December 31, 2007.  We have also audited the statement of comprehensive income and accumulated other comprehensive income for the year ended December 31, 2007.  These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits of the Company’s financial statements in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform an audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit of financial statements includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  A financial statement audit also includes assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2007 and December 31, 2006 and the results of its operations and its cash flows for each of the years in the three year period ended December 31, 2007 in accordance with Canadian generally accepted accounting principles.

Internal Control Over Financial Reporting

We have also audited Quest Capital Corp.’s internal control over financial reporting as at December 31, 2007, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Responsibility for Financial Reporting.  Our responsibility is to express an opinion on the effectiveness of the Company’s internal control over financial reporting based on our audit.

We conducted our audit of internal control over financial reporting in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance as to whether effective internal control over financial reporting was maintained in all material respects.  An audit of internal control over financial reporting includes obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we consider necessary in the circumstances.  We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.  A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements.  Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as at December 31, 2007 based on criteria established in Internal Control — Integrated Framework issued by the COSO.

"PricewaterhouseCoopers LLP"

Chartered Accountants

Quest Capital Corp.
Consolidated Balance Sheets
As at December 31, 2007 and 2006
(expressed in thousands of Canadian dollars)

	2007	2006
Assets
Cash and cash equivalents	$30,484	$9,506
Marketable securities (note 5)	-	1,865
Loans (note 6)	277,710	264,902
Investments (note 5)	-	9,980
Future income taxes (note 11)	3,916	14,500
Restricted cash (note 7)	12,452	2,568
Prepaid and other receivables	155	686
Resource and capital assets	841	477
Other assets (note 5 and 12)	186	1,253
	$325,744	$305,737
Liabilities
Accounts payable and accrued liabilities (note 12)	$7,081	$4,290
Income taxes payable	188	2,981
Future income taxes (note 11)	904	1,326
Asset retirement obligation (note 9)	572	1,011
Debt payable (notes 5 and 8)	26,365	22,000
	35,110	31,608
Shareholders’ equity
Share capital (note 10)	207,161	202,513
Contributed capital (note 10)	6,934	6,479
Retained earnings	76,539	65,137
	290,634	274,129
	$325,744	$305,737

Contingencies and commitments (notes 6(c) and 13)

Approved by the Board of Directors

“Brian E. Bayley” Director Brian E. Bayley	“A. Murray Sinclair” Director A. Murray Sinclair

The accompanying notes are an integral part of these consolidated financial statements.

Quest Capital Corp.
Consolidated Statements of Retained Earnings
For the years ended December 31, 2007, 2006 and 2005
(expressed in thousands of Canadian dollars)

	2007	2006	2005
Retained earnings – beginning of year	$65,137	$28,645	$8,612
Adoption of financial instruments standards (note 2)	1,591	-	-
Net earnings for the year	23,667	43,701	23,551
Dividends	(13,856)	(7,209)	(3,518)
Retained earnings – end of year	$76,539	$65,137	$28,645

The accompanying notes are an integral part of these consolidated financial statements.

Quest Capital Corp.
Consolidated Statements of Earnings
For the years ended December 31, 2007, 2006 and 2005
(expressed in thousands of Canadian dollars, except per share amounts)

	2007	2006	2005
Interest and related fees (note 12)	$42,114	$32,591	$17,410
Non-interest income
Management and finder’s fees (note 12)	2,445	3,993	4,204
Marketable securities and other assets trading gains (note 12)	1,475	5,616	743
Realized gains on sale of investments, net (note 12)	7,079	8,876	4,171
Other income (note 12)	51	14	372
	11,050	18,499	9,490
Total interest and non-interest income	53,164	51,090	26,900
Interest on debt	(666)	(1,380)	(63)
Provision for loan losses	-	(238)	-
Net interest and non-interest income	52,498	49,472	26,837

Non-interest expense
Salaries and benefits	5,042	2,889	2,108
Bonuses	4,056	5,525	2,000
Stock-based compensation	1,085	521	2,142
Office and other	2,271	970	935
Legal and professional services	2,904	1,908	820
Regulatory and shareholder relations	579	478	522
Directors’ fees	224	280	218
Sales tax	306	-	-
Foreign exchange loss (gain)	(18)	59	96
Losses (gains) and other expenses relating to resource assets	61	(142)	828
	16,510	12,488	9,669
Earnings before income taxes	35,988	36,984	17,168
Provision for (recovery of) income taxes (note 11)	12,321	(6,717)	(6,315)
Non-controlling interest in a subsidiary (note 4)	-	-	(68)
Net earnings for the year	$23,667	$43,701	$23,551

Weighted average number of shares outstanding
Basic	145,698,793	137,713,931	100,923,801
Diluted	148,792,349	140,826,503	103,563,223
Earnings per share
Basic	$0.16	$0.32	$0.23
Diluted	$0.16	$0.31	$0.23

The accompanying notes are an integral part of these consolidated financial statements.

Quest Capital Corp.
Consolidated Statements of Comprehensive Income and Accumulated Other Comprehensive Income
For the year ended December 31, 2007
(expressed in thousands of Canadian dollars)

2007
Net earnings for the year	$23,667
Other comprehensive income (loss)
Reclassification adjustment for gains recorded included in net earnings (net of income tax of $1,156)	(2,232)
Other comprehensive income (loss)	(2,232)
Comprehensive income	$21,435

Accumulated other comprehensive income – beginning of year	$-
Adoption of financial instruments standards (note 2), (net of income tax of $1,156)	2,232
Other comprehensive income (loss) for the year	(2,232)
Accumulated other comprehensive income – end of year	$-

The accompanying notes are an integral part of these consolidated financial statements.

Quest Capital Corp.
Consolidated Statements of Cash Flows
For the years ended December 31, 2007, 2006 and 2005
(expressed in thousands of Canadian dollars)

	2007	2006	2005
Cash flows from operating activities
Net earnings for the year	$23,667	$43,701	$23,551
Adjustments to determine net cash flows relating to operating items
Future income taxes	11,656	(8,012)	(6,488)
Stock-based compensation	1,085	521	2,142
Provision for loan losses	-	386	-
Amortization of deferred interest and loan fees	(8,855)	(5,539)	(4,568)
Marketable securities and other asset trading gains	(1,443)	(5,616)	(743)
Realized gains on sale of investments	(7,079)	(8,876)	(4,171)
Other assets and investments received as finder’s fees	(638)	(862)	(1,245)
Gains (losses) and other expenses relating to resource assets	50	(178)	737
Foreign exchange gain related to investment in foreign subsidiary	(236)	-	-
Other	185	162	216
Deferred interest and loan fees received	1,348	6,428	3,083
Activity in marketable securities held for trading
Purchases	(4,221)	(4,356)	(215)
Proceeds on sales	11,648	12,327	2,259
Expenditures for reclamation and closure	(352)	(934)	(2,498)
Changes in prepaid and other receivables	567	50	34
Changes in accounts payable and accrued liabilities	2,909	555	(1,784)
Changes in income taxes payable	(2,522)	552	-
	27,769	30,309	10,310
Cash flows from financing activities
Proceeds from shares issued	4,018	62,807	56,025
Dividend payment	(13,856)	(10,727)	-
Proceeds from debt	93,865	99,931	-
Repayment of debt	(89,500)	(77,931)	-
	(5,473)	74,080	56,025
Cash flows from investing activities
Activity in loans
Net increase in loans	(8,187)	(145,357)	(54,869)
Net decrease in convertible debenture	-	-	2,030
Activity in investments
Proceeds on sales	18,181	124,909	13,865
Purchases	(488)	(107,752)	(4,794)
Net proceeds on dilution of subsidiary	-	-	592
Change in restricted cash	(10,249)	(304)	7,655
Cash transferred to purchaser of resource property	-	-	(2,500)
Proceeds on sale of resource and capital assets	-	356	210
Expenditures on resource and capital assets	(563)	(77)	(368)
Net other assets acquired	-	(425)	(281)
Net proceeds on sale and windup of subsidiaries	106	-	(678)
	(1,200)	(128,650)	(39,138)
Foreign exchange loss on cash held in a foreign subsidiary	(118)	28	(65)
Increase (decrease) in cash and cash equivalents	20,978	(24,233)	27,132
Cash and cash equivalents - beginning of year	9,506	33,739	6,607
Cash and cash equivalents - end of year	$30,484	$9,506	$33,739

Supplemental cash flow information (note 16)

The accompanying notes are an integral part of these consolidated financial statements.

Quest Capital Corp.
Notes to Consolidated Financial Statements
December 31, 2007 and 2006
(expressed in Canadian dollars; tables in thousands, except share capital information)

1	Nature of operations

Quest Capital Corp.’s (“Quest” or the “Company”) focus is to provide mortgage financings.  Throughout 2007, the Company also provided a range of services including the raising of capital, consulting, management and administrative services through its wholly-owned subsidiaries, Quest Management Corp. and Quest Securities Corporation.

In December 2007, Quest reorganized its business, operations and assets in order to qualify as a mortgage investment corporation (“MIC”) for Canadian income tax purposes. A MIC is a special-purpose corporation defined under Section 130.1 of the Income Tax Act (Canada). A MIC does not pay corporate-level taxes when all taxable income is distributed to shareholders as dividends during a taxation year and within 90 days of its year end.  Taxable Canadian shareholders will have dividend payments subject to Canadian tax as interest income. As of January 1, 2008, the Company must continually meet the following criteria to maintain MIC eligibility: (i) at least 50% of its assets must consist of residentially oriented mortgages and/or cash; (ii) it must not directly hold any foreign assets, including investments secured by real property located outside of Canada; (iii) it must not engage in operational activities outside of the business of lending and investing of funds; and (iv) no person may own more than 25% of the issued and outstanding shares.

In establishing its status as a MIC, Quest was required to divest itself of assets deployed in operational activities outside of the business of real estate lending and investments in Canada.  These divestitures included the sale of loans collateralized by properties outside of Canada, and the disposition of the Company’s marketable securities and investment portfolios.  The Company also disposed of two wholly-owned subsidiaries, Quest Management Corp. and Quest Securities Corporation (note 4(a)).

2	Change in accounting policies

Effective January 1, 2007, the Company adopted the Canadian Institute of Chartered Accountants (CICA) Handbook Section 3855 “Financial Instruments – Recognition and Measurement”, Section 3865 “Hedges” and Section 1530 “Comprehensive Income” (the “Financial Instrument Standards”).  As the Company has not undertaken any hedging activities, adoption of Section 3865 had no impact on the Company.  Prior to January 1, 2007, the principal accounting policies affecting the Company’s financial instruments were as follows: marketable securities were valued at the lower of average cost and market value; investments were valued at cost or at cost less amounts written off to reflect any impairment in value considered to be other than temporary; loans were stated net of an allowance for credit losses on impaired loans; and other assets were valued at lower of cost and net realizable value.

The adoption of the Financial Instrument Standards requires the presentation of a separate consolidated statement of comprehensive income, which is comprised of net income, and changes in unrealized gains or losses related to available-for-sale securities.

Loans are recorded at amortized cost, subject to impairment reviews.  Fees received for originating the loans are netted against the loans’ cost and are recognized in net earnings using the effective interest rate method.  Investments and marketable securities are recorded at fair value.  Fair value is determined directly by reference to quoted market prices in an active market.  Changes in fair value of marketable securities are recorded in earnings and changes in the fair value of investments are reported in other comprehensive income.

The transitional adjustments in respect of these standards have been made to opening marketable securities, investments and loan balances and adjusted through retained earnings and accumulated other comprehensive income as at January 1, 2007. As a consequence of adopting the Financial Instrument Standards at January 1, 2007, retained earnings increased by $1.6 million.  Accumulated other comprehensive income increased by $2.2 million (net of income taxes of $1.1 million).  These adjustments represent the net gain on measuring the fair value of held for trading and available for sale investments, which had not been recognized on a fair value basis prior to January 1, 2007.  Additional consequences were an increase of $0.4 million in marketable securities, $3.4 million increase in investments, a decrease in deferred interest and loan fees of $4.6 million and a decrease in loans of $4.6 million.

3	Significant accounting policies

Generally accepted accounting principles

These consolidated financial statements have been prepared using accounting principles generally accepted in Canada. Significant differences between Canadian and United States generally accepted accounting principles (“GAAP”) as they relate to these financial statements are described in note 17.

Basis of presentation

The consolidated financial statements include the accounts of the Company and its subsidiaries.  As at December 31, 2007, the Company’s subsidiaries include QC Services Inc., Viceroy Capital Corp., Viceroy Gold Corporation and its 75% proportionate joint venture interest in the Castle Mountain property.

Certain comparative figures have been reclassified to conform to the current period’s presentation, including a reclassification of $2.1 million between retained earnings and cumulative translation adjustment to reflect the correction of an error preceding 2005.

Use of estimates

The preparation of these consolidated financial statements requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent liabilities at the date of the consolidated financial statements and the reported amount of revenues and expenses during the period. While management believes that these estimates and assumptions are reasonable, actual results may differ. Financial statement items subject to significant management judgement include the Company’s loan loss provision, investment carrying values, fair value of non-cash fees and stock-based compensation, asset retirement obligations and future income tax assets.

Cash and cash equivalents

Cash and cash equivalents include cash balances with a major Canadian chartered bank and short-term deposits and investments having maturity terms of 90 days or less at the time of acquisition.  Financial instruments included in cash and cash equivalents are classified as held for trading and are carried at fair value.

Marketable securities

Marketable securities are designated as held for trading and, effective January 1, 2007, are recorded in the consolidated balance sheet at fair value based on quoted bid prices and consideration of other available information.  Changes in the fair value of marketable securities since January 1, 2007 are recorded in non-interest income in the statements of earnings.

Loans

Effective January 1, 2007, loans are recorded at amortized cost, subject to impairment reviews.  Fees received for originating the loans are netted against the loans’ cost and are recognized in net earnings using the effective interest rate method.  Costs include loan origination fees and other direct and incremental costs.

Loans are classified as impaired when the principal is past due or interest is 90 days in arrears, and when there is no longer reasonable assurance of the timely collection of principal and interest. A provision for losses incurred on impaired loans is recorded to reduce the carrying amount to the estimated realizable amount.

Investments

Investments are designated as available for sale and, effective January 1, 2007, are measured at fair value based on quoted bid prices and consideration of other available information.  When neither an active market nor independent prices are available, the Company uses other methods of valuation to establish fair value.  Changes in the fair value of investments are reported in comprehensive income, until the investment is disposed of or becomes other than temporarily impaired, at which time it will be recognized in the statements of earnings.

Provision for asset retirement obligations

The Company recognizes a liability for asset retirement obligations associated with the retirement of long-lived assets when the liability is incurred. A liability is recognized initially at fair value if a reasonable estimate of the fair value can be made and the resulting amount would be capitalized as part of the asset. The liability is accreted over time through periodic charges to earnings. In subsequent periods, the Company adjusts the carrying amounts of the liability for changes in estimates of the amount or timing of underlying future cash flows. Any adjustments are accounted for in earnings in the period in which the adjustment is made.

It is possible that the Company’s estimates of its ultimate reclamation and site restoration liability could change as a result of changes in regulations or cost estimates.

Translation of foreign currencies

Self-sustaining foreign operations are translated using the current rate method. Under this method, assets and liabilities are translated at the exchange rates prevailing at the balance sheet date and revenues and expenses at the average exchange rate during the period. The net effect of foreign currency translation is deferred and shown as a currency translation adjustment in shareholders’ equity until charged against earnings when the net investment in the operation is reduced.

Revenue recognition

Interest income is recorded on an accrual basis except on loans classified as impaired. When a loan is classified as impaired, interest income is recognized on a cash basis only, after specific provisions or write-offs have been recovered and provided there is no further doubt about the collectability of remaining principal balances.  Loan syndication fees are included in income as earned over the life of the loan. Loan commitment, origination, restructuring and renegotiation fees, and interest collected in advance, are netted against the loan receivable balance and recognized in income over the life of the loan.

Finder’s fees received as compensation for corporate finance business activities are recorded when performance is complete and the cash or non-monetary consideration is received or is reasonably assured to be received.  Non-monetary consideration includes shares, broker warrants and/or options and has been valued using the trading price of the shares at the time they are received and the Black Scholes option pricing model for warrants and options. Adjustments are made to the trading price for hold periods and other resale restrictions.

Trading revenue and the sale of investments are recognized on a settlement basis.

Income taxes

Income taxes are calculated using the asset and liability method of accounting for income taxes. Accordingly, future tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts and the tax bases of existing assets and liabilities. Future tax assets and liabilities are measured using enacted or substantively enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.

The effect on future taxes of a change in tax rates will be recognized in earnings in the period that includes the date of substantive enactment. In addition, future tax assets are recognized to the extent their realization is more likely than not.

Stock-based compensation

The Company recognizes compensation expense for stock option grants based on the fair value of the stock options issued.  The fair value of awards granted is estimated at the date of grant and recognized as employee compensation expense on a straight-line basis over the requisite service period with the offsetting credit to contributed capital. For awards with service conditions, the total amount of compensation cost to be recognized is based on the number of awards expected to vest and is adjusted to reflect those awards that do ultimately vest.

Earnings per share

Basic earnings per share are calculated using the weighted average number of common shares outstanding during the period. Diluted earnings per share are calculated by dividing net earnings available to common shareholders for the period by the diluted weighted average number of common shares outstanding during the period. Diluted earnings per share reflects the potential dilution from common shares issuable through stock options using the treasury stock method.

Future accounting changes

a) Financial Instruments

Effective January 1, 2008, the Company is required to adopt CICA Handbook Sections 3862 “Financial Instruments – Disclosure” and 3863 “Financial Instruments – Presentation”, which replaces section 3861 “Financial Instruments – Disclosures and Presentation”.   These new standards revise and enhance the disclosure requirements, and carry forward, substantially unchanged, the presentation requirements.  Sections 3862 and 3863 require disclosure that would emphasize the significance of financial instruments on the Company’s financial position and performance, the nature and extent of the risks arising from financial instruments, and how these risks are managed.  These new Sections relate to disclosure and presentation only and do not impact the Company’s financial results.

b) Capital Disclosures

Effective January 1, 2008, the Company is required to adopt CICA Handbook Section 1535 “Capital Disclosures”.  Section 1535 specifies the disclosure (i) of the Company’s objectives, policies, and processes for managing capital; (ii) of quantitative data regarding items considered as capital; (iii) of whether the Company has complied with any capital requirements; and (iv) of it has not complied, the consequences of such non-compliance.  This new Section relates to disclosure only and does not impact the Company’s financial results.

c) Goodwill and Intangible Assets

In February 2008, the CICA issued Handbook Section 3064 “Goodwill and Intangible Assets”.  This Section, which replaces Section 3062 "Goodwill and Other Intangible Assets, and Section 3450 "Research and Development Costs", establishes standards for the recognition, measurement and disclosure of goodwill and intangible assets. The provisions relating to the definition and initial recognition of intangible assets, including internally generated intangible assets, are equivalent to the corresponding provisions of International Financial Reporting Standard IAS 38, "Intangible Assets."  The Section will apply to interim and annual financial statements relating to fiscal years beginning on or after October 1, 2008.

4	Divestitures

a) Quest Securities Corporation and Quest Management Corp.

In December 2007, the Company disposed of its wholly-owned subsidiaries Quest Securities Corporation and Quest Management Corp.  The shares of these subsidiaries were sold to parties related by virtue of having certain directors and officers in common for cash proceeds of $375,000, representing fair value at the time of disposition, resulting in a net loss of $12,000.

The following is a breakdown of the subsidiaries’ combined net assets disposed of during 2007:

Assets
Cash	$269
Marketable securities	52
Capital assets	25
Other assets	192
$538
Liabilities
Accounts payable	$59
Income taxes payable	92
$151

Net Assets	$387

b) Lara Exploration Ltd.

In November 2005, Lara Exploration Ltd. (“Lara”), in which the Company previously held a 66% interest, agreed to acquire a private Brazilian company.  In return for the assignment of the shares of the private Brazilian company to Lara, the Company agreed to transfer its 3,000,000 escrowed shares of Lara to the shareholders of the private Brazilian company for nominal consideration.  In February 2006, the transaction was completed and a concurrent private placement was done by Lara.  The Company owned less than 10% of the outstanding shares of Lara after the transaction. The Company’s remaining investment was accounted for using the cost method, and the following is a breakdown of the net assets disposed of during 2006:

Assets
Cash	$678
Resource assets	373
$1,051
Liabilities
Accounts payable	$32
Minority interest	355
Provision for loss on disposition	343
$730

Net Assets	$321

The Company’s remaining investment in Lara was disposed of in 2007 for cash proceeds of $1,005,000, resulting in a net gain of $681,000.

5	Financial instruments

The carrying values of other receivables, accounts payable and debt payable approximate their fair values due to the short-term nature of these instruments.
The fair value of the Company’s remaining financial assets and liabilities is as follows:

		2007		2006
	Carrying value	Fair value	Carrying value	Fair value
Cash	$30,484	30,484	9,506	$9,506
Restricted cash	12,452	12,452	2,568	2,568
Marketable securities	-	-	1,865	2,301
Loans	277,710	277,710	264,902	264,902
Investments	-	-	9,980	13,368
Other assets	-	-	646	646

Marketable securities and investments represent shares in publicly traded companies.  The fair value at December 31, 2006 represented the quoted trading price of the shares. Marketable securities and investments were sold during the year to related parties as disclosed in note 12(a).  The fair value of the convertible debenture at December 31, 2006 is estimated to be approximately equal to the equivalent carrying value as the loan loss provision applied to the convertible debenture resulted in a carrying value of $nil (note 6).  There was no convertible debenture as of December 31, 2007.  At December 31, 2007, there are no financial instruments included in other assets.  At December 31, 2006, financial instruments included in other assets included warrants and investments in capital pool companies, which were restricted from trading and were carried at cost.

6	Loans

a)
Generally loans are repayable over terms of 6 to 24 months, and bear interest at rates of between 10% and 14% per annum before commitment and other fees. Real property, real estate, and/or corporate or personal guarantees are generally pledged as security.  The loan portfolio can be broken down as follows:

	2007	2006
Real estate mortgages	94%	87%
Resource sector loans	5%	12%
Other sectors loans	1%	1%
Total	100%	100%

	2007	2006
British Columbia	58%	48%
Alberta	34%	37%
Ontario	6%	13%
Other	2%	2%
Total	100%	100%

	2007	2006
First mortgages	93%	80%
Second mortgages	7%	20%
Total	100%	100%

As at December 31, 2007, 73% of the Company’s loan portfolio was due within a year.  The Company had approximately $7.5 million of loans impaired as at December 31, 2007.  The Company’s provision for loan losses is $nil.  The Company monitors the repayment ability of borrowers and the value of underlying security.  In determining the provision for possible loan losses, management considers the length of time the loans or convertible debenture has been in arrears, the overall financial strength of borrowers and the residual value of security pledged.  The Company expects to collect the full carrying value of its loan portfolio.

Loans (including convertible debenture) outstanding as at December 31, 2007 and 2006 were as follows:

				2007
	# Loans	Term loans	Specific allowance	Carrying amount
Unimpaired loans	54	$270,210	$-	$270,210
Impaired loans	1	7,500	-	7,500
	55	$277,710	$-	$277,710

				2006
	# Loans	Term loans	Specific allowance	Carrying amount
Unimpaired loans	50	$256,357	$-	$251,737
Impaired loans	4	13,165	-	13,165
	54	$269,522	$-	$264,902
Convertible debenture		586	586	-
		$270,108	$586	$264,902

b)	The Company has recorded an allowance for losses as follows:

	2007	2006	2005
Balance - Beginning of year	$586	$537	$537
Add:
Specific provision for the year	-	386	-
Less:
Loan provision applied	(586)	(337)	-
Balance - End of year	$-	$586	$537

c)
At December 31, 2007, the Company had entered into agreements to advance funds of $22.4 million.  Advances under these agreements are subject to the completion of due diligence, no material adverse change in the assets, business or ownership of the borrower and other terms. In addition, at December 31, 2007, the Company had committed to future advances, primarily construction loans, of up to $75.9 million.

7	Restricted cash

	2007	2006
Castle Mountain	$1,999	$2,568
Cash held for loans	10,453	-
Total	$12,452	$2,568

a)	Castle Mountain

Pursuant to an agreement among the partners of the Castle Mountain property, the Company is required to set aside restricted cash of US$2,016,000 ($1,999,000) as at December 31, 2007 (2006 - US$2,204,000 or $2,568,000) in a fund to fulfill reclamation and closure obligations at the Castle Mountain property.

b)	Cash held for loans

Certain of the Company’s loan agreements permit the Company to withhold a portion of the total loan amount in trust as interest reserves.  These amounts are drawn down as interest payments are due.  Amounts held in trust relating to unearned interest are recorded as restricted cash.

8	Debt payable

In March 2007, the Company entered into a revolving debt facility with a major Canadian chartered bank for up to $25 million.    In January 2008, the Company completed the refinancing of this credit facility, with the new facility syndicated among three major Canadian chartered banks.  As a result of this refinancing, subsequent to December 31, 2007, the Company’s access to debt financing increased from $25 million to $88 million.  The facility bears interest at prime or bankers acceptance rates plus 1.25% per annum and is collateralized by the Company’s loan portfolio.  As at December 31, 2007, $25.0 million was outstanding under the original facility.

In addition to the  revolving debt facility, the Company had entered into a short-term unsecured debt facility.  The facility bears interest at prime plus 2% and is payable on demand.  As at December 31, 2006, $22 million was outstanding on this facility and was repaid in 2007.  As at December 31, 2007, $1.4 million is outstanding on this facility.

9	Asset retirement obligation

The Company’s asset retirement obligation relates to closure obligations at its Castle Mountain property.

A reconciliation of the asset retirement obligation is as follows:

	2007	2006	2005
Balance - beginning of year	$1,011	$1,884	$5,366
Liabilities settled during the year	(352)	(935)	(2,498)
Liabilities disposed of during the year		-	(2,078)
Accretion expense	50	75	155
Revisions in estimated cash flows	-	-	943
Currency translation adjustment	(137)	(13)	(4)
Balance - end of year	$572	$1,011	$1,884

10	Share capital

a)	Authorized

Unlimited First and Second Preferred Shares

Unlimited common shares without par value

Previously the Company had Class A Voting Shares and Class B Voting Shares. Effective April 19, 2005, the Class B Shares were cancelled and the designation of the Class A Shares was changed to common shares.

b)	Shares issued and outstanding

		2007		2006		2005
	Number of shares	Amount	Number of shares	Amount	Number of shares	Amount
Common Shares
Opening balance	144,842,628	$202,513	119,265,568	$138,891	-	$-
Issued for cash	-	-	15,625,000	50,000	24,300,000	51,890
Share issue costs		-		(2,684)	-	(3,587)
Issued on exercise of stock options	883,333	1,571	1,094,500	2,135	-	-
Issued on exercise of warrants	-	-	8,833,335	13,300	4,500,000	7,200
Issued on exercise of compensation options	1,063,750	2,447	24,225	56	-	-
Fair value of options exercised	-	630	-	815	-	-
Exchanged for Class A Shares	-	-	-	-	90,465,568	83,388
Closing balance	146,789,711	$207,161	144,842,628	$202,513	119,265,568	$138,891

Quest Capital Corp.
Notes to Consolidated Financial Statements
December 31, 2007 and 2006
(expressed in Canadian dollars; tables in thousands, except share capital information)

		2007		2006		2005
	Number of shares	Amount	Number of shares	Amount	Number of shares	Amount
Class A Shares
Opening balance	-	-	-	-	90,465,568	83,388
Exchanged for common shares	-	-	-	-	(90,465,568)	(83,388)
Closing balance	-	-	-	-	-	-
Total share capital		$207,161		$202,513		$138,891

In April 2006, the Company completed a public offering of 15,625,000 shares of the Company at a price of $3.20 per share for aggregate proceeds of $50,000,000.  Net proceeds from the equity offering after expenses were $47,316,000.

In August 2005, the Company completed a public offering of 18,500,000 shares of the Company at a price of $2.30 per share for aggregate proceeds of $42,550,000. The Company also granted the underwriters an over-allotment option exercisable to October 23, 2005 to purchase up to an additional 2,775,000 shares at a price of $2.30 per share, of which the underwriters acquired 800,000 shares. In addition, the underwriters were granted 1,158,000 compensation options expiring August 23, 2007 and October 26, 2007. Each compensation option was exercisable at $2.30 per common share. Net proceeds from the equity offering and over allotment after expenses were $40,803,000.

In May 2005, the Company completed a private placement of 5,000,000 shares at a price of $1.50 per share for aggregate proceeds of $7,500,000.

c)	Warrants issued and outstanding

	Number of warrants	Exercise price per share	Expiry date
Class A Shares
Opening balance – January 1, 2005	13,333,335
Exercised	(4,500,000)	$1.60	October 20, 2008
Closing balance – December 31, 2005	8,833,335
Exercised	(8,333,335)	1.50	June 30, 2008
Exercised	(500,000)	1.60	October 20, 2008
Closing balance – December 31, 2006 and 2007	-

d)	Compensation options issued and outstanding

	Number of options	Exercise price per share	Expiry date
Common shares
Opening balance – January 1, 2005	-
Issued pursuant to a public offering	1,110,000	$2.30	August 23, 2007
Issued pursuant to a public offering	48,000	2.30	October 26, 2007
Closing balance – December 31, 2005	1,158,000
Exercised	(24,225)	2.30	August 23, 2007
Closing balance – December 31, 2006	1,133,775
Exercised	(1,015,750)	2.30	August 23, 2007
Exercised	(48,000)	2.30	October 26, 2007
Expired	(70,025)	2.30	August 23, 2007
Closing balance – December 31, 2007	-

e)	Stock options outstanding

The Company has a stock option plan under which the Company may grant options to its directors, employees and consultants for up to 10% of the issued and outstanding common shares. The exercise price of each option is required to be equal to or higher than the market price of the Company’s common shares on the day of grant. Vesting and terms of the option agreement are at the discretion of the Board of Directors.

During the years ended December 31, 2007, 2006 and 2005, the changes in stock options outstanding are as follows:

		2007		2006		2005
	Number of shares	Weighted average share price	Number of shares	Weighted average share price	Number of shares	Weighted average share price
Common shares
Opening balance	8,981,333	$2.02	9,563,333	$1.97	-	$-
Granted	2,855,000	3.05	550,000	2.79	2,350,000	2.14
Exercised	(883,333)	1.78	(1,094,500)	1.95	-	-
Expired	(400,000)	3.04	-	-	(160,415)	1.89
Cancelled	-	-	(37,500)	2.30	-	-
Exchanged for Class A share options	-	-	-	-	7,373,748	1.91
Closing balance	10,553,000	$2.28	8,981,333	$2.02	9,563,333	$1.97
Options exercisable at year-end	8,794,480	$2.13	8,151,630	$1.98	8,096,146	$1.93

The following table summarizes information about stock options outstanding and exercisable at December 31, 2007:

Options outstanding				Options exercisable
Range of exercise prices	Options outstanding	Weighted average remaining contracted life (years)	Weighted average exercise price	Options exercisable	Weighted average exercise price
$1.51	223,000	1.64	$1.51	223,000	$1.51
$1.52 to 1.95	6,150,000	1.14	1.95	6,150,000	1.95
$1.96 to 2.31	1,150,000	2.96	2.30	1,150,000	2.30
$2.32 to 3.24	3,030,000	4.07	3.00	1,271,480	2.93
	10,553,000	2.19	$2.28	8,794,480	$2.13

f)	Contributed capital

	2007	2006	2005
Opening balance	$6,479	$6,772	$4,198
Fair value of options exercised	(630)	(814)	-
Stock-based compensation	1,085	521	2,142
Other	-	-	(90)
Compensation options	-	-	522
Ending balance	$6,934	$6,479	$6,772

The fair values of options for 2007, 2006 and 2005 have been estimated using an option pricing model. Assumptions used in the pricing model are as follows:

	2007	2006	2005
Risk-free interest rate	4.10%	3.73%	3.18%
Expected life of options	3.0 years	2.5 years	2.3 years
Expected stock price volatility	35%	33%	33%
Expected dividend yield	2.74%	2.81%	0%
Weighted average fair value of options	$0.72	$0.62	$0.42

11	Income taxes

a)	The provision for (recovery of) income taxes consist of the following:

	2007	2006	2005
Current
Canada	$489	$1,184	$488
United States	176	111	(315)
Total current expenses	665	1,295	173

Future
Canada	11,898	(8,012)	(6,488)
United States	(242)
Total future expenses (recoveries)	11,656	(8,012)	(6,488)
Total provision for (recovery of) income taxes	$12,321	$(6,717)	$(6,315)

b)	The reconciliation of the statutory income tax rates to the effective tax rates on the earnings (loss) before income taxes is as follows:

	2007	2006	2005
Income taxes at statutory rates	$12,278	$14,925	$5,985
Increase (decrease) in taxes from:
Non-deductible differences	4,709	(193)	938
Difference in foreign tax rates	4	(173)	(92)
Change in enacted tax rates	3,502	-	-
Benefits of timing differences not previously recognized	(2,091)	(2,162)	(426)
Recognition of prior year tax losses	(6,081)	(19,114)	(12,720)
	$12,321	$(6,717)	$(6,315)

c)	The Company has non-capital losses to reduce future taxable income in Canada of approximately $6,729,000. These losses expire in 2015.

d)	The significant components of the future income tax assets and liabilities are as at December 31, 2007 are as follows:

	2007	2006

Loss carryforwards	$2,116	$8,524
Capital losses	9,186	16,669
Resource and capital assets	1,133	7,071
Investments and marketable securities	-	1,071
Other	2,168	3,029
	14,603	36,364
Valuation allowance	(10,687)	(21,864)
Future income tax asset	$3,916	$14,500

Deferred gain and other	$904	$1,326
Future tax liability	$904	$1,326

12	Related party transactions

Other than as reported elsewhere in these statements, related party transactions are as follows:

a)
Marketable securities and investments as at December 31, 2007 include $nil (2006 - $9,143,000) of shares held in publicly traded companies related by virtue of having certain directors and officers in common. For the year ended December 31, 2007, the Company recorded a gain on disposal of securities and investments of $3,604,000 (2006 - $10,627,000, 2005 - $3,854,000) in companies related by virtue of having certain directors and officers in common.  These transactions were recorded at the exchange amount which management believes to be a fair approximation of fair value. Included in the above gain is $0.5 million (2006 - $nil, 2005 - $nil) related to marketable securities and investments sold to certain directors and officers.  For the year ended December 31, 2007, the Company recorded a write-down of investments of $nil (2006 - $1,207,000, 2005 - $nil) in companies related by virtue of having certain directors in common.

b)
For the year ended December 31, 2007, the Company borrowed and repaid $nil (2006 - $20,000,000, 2005 - $nil) from related parties.  Interest paid on these borrowings totalled $nil (2006 - $110,000, 2005 - $nil).

c)	Included in accounts payable is $4,620,000 (2006 - $3,170,000) due to employees and officers for bonuses payable.

d)
For the year ended December 31, 2007, the Company received $807,000 (2006 - $1,507,000, 2005 - $1,614,000) in management and finder’s fees from parties related by virtue of having certain directors and officers in common. Other assets as at December 31, 2007 includes $nil (2006 - $245,000) of non-transferable securities held in either private or publicly traded companies related by virtue of having certain directors and officers in common.  For the year ended December 31, 2007, the Company recorded a write-down of other assets of $37,000 (2006 - $74,000, 2005 - $nil) in parties related by virtue of having certain directors in common.

e)
During the year ended December 31, 2007, the Company received $98,000 (2006 - $607,000, 2005 - $2,111,000) in interest and fees from related parties by virtue of having certain directors and officers in common. During the year ended December 31, 2007, the Company has made $nil in additional provision for losses on loans and convertible debenture (2006 - $386,000, 2005 - $nil) from a party related by virtue of having a director in common.

f)	For the year ended December 31, 2007, the Company received $41,000 (2006 - $24,000, 2005 - $128,000) in syndication loan administration fees from related parties.

13	Contingencies and commitments

a)	Surety bond guarantees totalling US$2,405,000 have been provided by Castle Mountain Joint Venture for compliance with reclamation and other environmental agreements.

b)
On March 22, 2002, Quest Investment Corporation, a predecessor corporation, and other parties were named as defendants in a lawsuit filed in the Supreme Court of British Columbia. The plaintiff has claimed approximately $410,000 plus interest due for consulting services. Management intends to fully defend this claim. Accordingly, no provision has been made for this claim in the consolidated financial statements. The ultimate outcome of this claim is not determinable at the time of issue of these consolidated financial statements and the costs, if any, will be charged to earnings in the period(s) in which they are finally determined.

c)	The Company has entered into operating leases for office premises. Minimum annual lease payments required are approximately as follows:

2008	$625
2009	625
2010	548
2011	395
2012	395

d)	Other commitments and contingencies are disclosed elsewhere in these consolidated financial statements and notes.

14	Risk management

The primary goals of the Company’s risk management are to ensure that the outcomes of activities involving elements of risk are consistent with the Company’s objectives and risk tolerance, and to maintain an appropriate risk/reward balance while protecting the Company’s balance sheet from events that have the potential to materially impair its financial strength.  Balancing risk and reward is achieved through aligning risk appetite with business strategy, diversifying risk, pricing appropriately for risk, mitigating risk through preventative controls and transferring risk to third parties.

The Company is exposed to potential loss from various risks, including interest rate risk and credit risk.

Interest Rate Risk

Fluctuations in interest rates have a direct impact on the market valuation of the Company’s loan portfolio.  Generally, the Company’s interest income will be reduced during sustained periods of lower interest rates as higher yielding loans mature and the proceeds are invested in loans with lower rates.  During periods of rising interest rates, the market value of the Company’s existing loan portfolio will generally decline.

Credit Risk

Credit risk is the risk that one party to a financial instrument fails to discharge an obligation and causes financial loss to another party.  The Company is exposed to credit risk concentrated in its loan portfolio.

The Company’s risk management strategy is to lend money to high net worth borrowers and to limit the amount of credit exposure with respect to any one borrower.  The Company attempts to limit credit exposure by considering credit quality.

15	Segmented information

The Company has primarily one operating segment, which is to provide mortgage financings.  The Company’s geographic location is Canada.

16	Supplemental cash flow information

a)	Cash received or paid

	2007	2006	2005
Interest received (non-loan)	$680	$1,380	$543
Interest paid	493	1,081	33
Income tax instalments	696	-	-
Income taxes paid, related to previous years	2,718	-	-

b)	Non-cash financing and investing activities

	2007	2006	2005
Marketable securities and investments received as loan fees	$3,964	$2,157	$2,005
Investment purchases funded by brokerage margin account	-	(30,899)	-
Investment proceeds funded by brokerage margin account	-	30,899	-
Property and other assets received as loan fees	-	-	121
Loans and debenture settled with shares	-	-	4,516
Shares received as consideration for sale of resource property	-	-	1,800

17	United States generally accepted accounting principles

The consolidated financial statements have been prepared in accordance with generally accepted accounting principles (“GAAP”) in Canada which differ, in certain respects, from GAAP in the United States of America. Material measurement differences related to these consolidated financial statements are as follows:

a)	Reduction of stated capital

At the Company’s Annual General Meeting in June 2003, shareholders approved a reduction of stated capital. This practice is allowed under Canadian GAAP. Under United States GAAP, companies are not allowed to record a reduction of stated capital in these circumstances.  This GAAP difference has no net impact on total shareholders’ equity reported.

b)	Unrealized holding gains (losses)

Under United States GAAP, securities are classified as held-for-trading assets and investments are classified as available-for-sale assets. Unrealized holding gains and losses for trading securities are included in earnings. Unrealized holding gains and losses for long-term available-for-sale investments are excluded from earnings and reported as a net amount in a separate component of shareholders’ equity until realized.

Prior to January 1, 2007, marketable securities were recorded at the lower of average cost and market value under Canadian GAAP and investments were valued at cost or at cost less amounts written off to reflect any impairment in value considered to be other than temporary under Canadian GAAP.  These differences were eliminated as a result of the adoption of the Financial Instruments Standards under Canadian GAAP, as described in Note 2.

c)	Fair value of conversion option

For United States GAAP purposes, the conversion option of a debenture into shares is considered an embedded derivative to the holder of the debenture and changes in the fair value of such derivative is reported in the statements of earnings.

Prior to January 1, 2007, derivatives embedded within hybrid instruments generally were not separately accounted for under Canadian GAAP.  This difference was eliminated as a result of the adoption of the Financial Instruments Standards under Canadian GAAP, as described in Note 2.

d)	Dilution gains

Under Canadian GAAP, the Company recognizes a gain or loss on the dilution of its interests in subsidiaries upon the issue of new shares by the subsidiary to third parties. Under United States. GAAP, such gains related to development stage subsidiaries are accounted for as an equity transaction.

e)	Shareholders’ equity

Under United States GAAP, accumulated other comprehensive income is recorded as a separate component of shareholder’s equity.  Prior to January 1, 2007, Canadian GAAP did not permit presentation of other comprehensive income.  This difference was eliminated as a result of the change in accounting principles under Canadian GAAP, as described in Note 2.

f)	Reconciliation to United States GAAP

The application of the above described United States GAAP differences would have the following effect on earnings and comprehensive income (loss), earnings per share, marketable securities, investments, and total shareholders’ equity for United States GAAP purposes:

	2007	2006	2005
Earnings
As reported in accordance with Canadian GAAP	$23,667	$43,701	$23,551
Adjustment for unrealized (loss) gain on trading securities	-	213	(38)
Gain on dilution of shares	-	-	(252)
Fair value adjustment for derivatives	-	-	(250)
Net earnings under United States GAAP	23,667	43,914	23,011
Other comprehensive income
Adjustment for unrealized holding gains (losses)	-	(2,545)	1,233
Comprehensive income	$23,667	$41,369	$24,496
Earnings per share under United States GAAP
Basic	$0.16	$0.30	$0.24
Diluted	$0.16	$0.29	$0.24
Marketable securities
Under Canadian GAAP	$-	$1,865	$945
Adjusted for fair market value (note 17(b))	-	436	223
Under United States GAAP	$-	$2,301	$1,168
Investments
Under Canadian GAAP	$-	$9,980	$17,117
Adjusted for fair market value (note 17(b))	-	3,388	7,313
Under United States GAAP	$-	$13,368	$24,430
Total shareholders’ equity
Share capital
Under Canadian GAAP	$207,161	$202,513	$138,891
Adjusted for reduction of stated capital (note 17(a))	185,584	185,584	185,584
Under United States GAAP	$392,745	$388,097	$324,475
Warrants and options
Under Canadian and United States GAAP	$6,934	$6,479	$6,772
Retained earnings (deficit)
Under Canadian GAAP	$76,539	$65,137	$26,645
Cumulative adjustments to deficit	(185,584)	(185,148)	(185,361)
Under United States GAAP	$(109,045)	$(120,011)	$(156,716)
Cumulative other comprehensive income
Under Canadian GAAP	$-	$-	$-
Adjusted for fair value of investments	-	2,232	4,777
Under United States GAAP	$-	$2,232	$4,777
Total shareholders’ equity under United States GAAP	$290,634	$276,797	$179,308
Statement of Cash Flows From
Operating activities under Canadian and United States GAAP	$27,769	$30,309	$10,310
Financing activities under Canadian and United States GAAP	$(5,473)	$74,080	$56,025
Investing activities under Canadian and United States GAAP	$(1,200)	$(128,650)	$(39,138)

g)	Significant accounting changes

In July 2006, the Financial Accounting Standards Board “FASB” issued Interpretation No. 48 “FIN 48”, “Accounting for Uncertainty in Income Taxes”.  FIN 48 was issued to address financial statement recognition and measurement by an enterprise of a tax position taken or expected to be taken in a tax return.  The Company adopted this standard on January 1, 2007.  This new standard did not have any impact on its consolidated financial statements.

h)	Impact of recently issued accounting standards

(i)
In September 2006, FASB issued SFAS No. 157 "Fair Value Measurements" ("SFAS No. 157"), effective for periods beginning after November 15, 2007.  SFAS No. 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements.  In December 2007, FASB issued SFAS 157-b, which provided for a one-year deferral of the implementation of SFAS No. 157 for financial assets and liabilities.  However, SFAS No. 157 is still required to be adopted effective January 1, 2008, for financial assets and liabilities that are carried at fair value.  The Company is currently evaluating the impact of the adoption of this standard on its consolidated financial statements.

(ii)
In February 2007, FASB issued FASB Statement No. 159, The Fair Value for Financial Assets and Financial Liabilities Including an amendment of FASB No. 115, which provides an option to elect to treat certain financial assets and liabilities on a fair value basis.  This standard is effective for the Company’s 2008 financial statements.  The Company is currently evaluating the impact of the adoption of this standard on its consolidated financial statements.

(iii)
In December 2007, FASB issued SFAS 141(R) "Business Combinations" and SFAS 160 "Non-controlling Interest in Consolidated Financial Statements" which are both effective for fiscal years beginning after December 15, 2008.  SFAS 141(R) which will replace FAS 141, is applicable to business combinations consummated after the effective date of December 15, 2008.  The Company is currently evaluating the impact of the adoption of this standard on its consolidated financial statements.

i)	Adjustment to comparative figures

Comparative figures have been adjusted due to prior period disclosure errors relating to cumulative translation adjustment and other comprehensive income.